UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-14260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The GEO Save 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The GEO Group, Inc.

4955 Technology Way

Boca Raton, Florida 33431

THE GEO SAVE 401(K) PLAN

TABLE OF CONTENTS

December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

The GEO Save 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of The GEO Save 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2011.

Melville, New York
June 25, 2026

THE GEO SAVE 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments at fair value	$277,523,236	$234,336,586
Investments at contract value	28,743,504	29,494,118
	306,266,740	263,830,704
Notes receivable from participants	14,679,433	12,351,452
Net assets available for benefits	$320,946,173	$276,182,156

The accompanying notes are an integral part of these financial statements.

THE GEO SAVE 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2025
Additions
Investment income:
Net appreciation in fair value of investments	$28,333,407
Interest and dividends	9,603,247
Net investment income	37,936,654
Interest on notes receivable from participants	1,016,248
Contributions:
Participant	31,205,387
Company	10,019,952
Rollover	2,048,209
Total contributions	43,273,548
Total additions	82,226,450
Deductions
Benefits paid to participants	36,769,368
Administrative expenses	693,065
Total deductions	37,462,433
Net increase in net assets available for benefits	44,764,017
Net assets available for benefits, beginning of year	276,182,156
Net assets available for benefits, end of year	$320,946,173

The accompanying notes are an integral part of this financial statement.

THE GEO SAVE 401(K) PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Note 1 - Plan Description

The GEO Save 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by GEO Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation

An employee age 18 or older and not considered to be a highly compensated employee (as defined in the Plan) is eligible to participate in the Plan on the first day of the payroll period following the date of employment. Highly compensated employees are excluded from participation in the Plan.

Contributions and Allocations

The Plan permits tax-deferred contributions from 1% to 75% of a participant’s eligible compensation, subject to certain Internal Revenue Code (“IRC”) limitations. The Plan also allows participants to make after-tax Roth 401(k) contributions. Participants are vested immediately in their contributions plus actual earnings thereon. The Plan allows for rollovers of vested balances from previous employers’ qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s discretionary annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a non-elective contribution to the Plan each year. There were no such discretionary non-elective contributions made during the year ended December 31, 2025.

Participant Accounts

Each participant’s account is adjusted with the participant’s contributions and the participant’s withdrawals, and allocations of the Company’s contributions, Plan earnings, losses and expenses. Allocations are based on participant earnings and losses or account balances, or specific participant transactions, as defined, as of the date of the allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and a maximum not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts, and a participant may only have one outstanding loan at a time. The interest rates on loans outstanding are based on the prime rate plus 1%. Generally, principal and interest is paid ratably through monthly payroll deductions.

Vesting

Participants fully vest in the Company’s contributions upon completion of three years of vesting service, as defined in the Plan. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability. See vesting schedule below:

Years of Vesting Service	Vested Interest
Less than 3	0%
3 or more	100%

Forfeited Accounts

At December 31, 2025 and 2024, forfeited non-vested amounts totaled approximately $776,000 and $949,000, respectively. Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions and/or payment of eligible administrative expenses. The Company utilized approximately $841,000 of forfeitures for the payment of employer matching contributions and administrative expenses during the year ended December 31, 2025.

Payment of Benefits

Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or the employee’s vested benefit may be used to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the vested balance in the participant’s Plan account at the date of retirement, termination, death or disability.

Voting Rights

Each participant who has an interest in The GEO Group, Inc. Common Stock is entitled to exercise voting rights attributable to the shares allocated to his or her Stock Fund account and is notified by the Trustee, as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of Fair Value Measurements.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the relevant measurement since it represents the amount that the participant would receive if they were to initiate permitted withdrawal transactions under the terms of the Plan.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through June 25, 2026, the date the financial statements were issued. The Plan was amended to permit In-Plan Roth Rollover Contributions effective January 1, 2026.

Note 3 - Fair Value of Investments

Accounting standards provide a framework for measuring investments at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Three levels of inputs may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2 - Inputs to the valuation methodology include (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) inputs that are derived from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy. The mutual funds held by the Plan are deemed to be actively traded.

The GEO Group, Inc. Common Stock Fund - The GEO Group, Inc. common stock fund is based on the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year plus any cash held in the account, and is classified within level 1 of the valuation hierarchy.

Collective Trust Fund - This investment consists of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. The collective trust fund held by the Plan seeks long-term growth of capital from a high conviction concentrated portfolio of large U.S. stocks. Shares held in the collective trust fund are reported at the NAV as determined by the issuer based on the underlying fair value of its net assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Below are the Plan’s investments carried at fair value on a recurring basis at December 31, 2025 and 2024 by the fair value hierarchy levels described above:

		Quoted Prices
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
December 31, 2025	Fair Value	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
The GEO Group, Inc. common stock fund	$4,654,173	$4,654,173	$—	$—
Mutual funds	253,639,213	253,639,213	—	—
Total investments measured in the fair value hierarchy	$258,293,386	$258,293,386	$—	$—
Collective trust fund measured at net asset value [1]	19,229,850
Total investments, at fair value	$277,523,236

		Quoted Prices
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
December 31, 2024	Fair Value	(Level 1)	(Level 2)	(Level 3)
Investments at fair value:
The GEO Group, Inc. common stock fund	$7,770,093	$7,770,093	$—	$—
Mutual funds	207,392,241	207,392,241	—	—
Total investments measured in the fair value hierarchy	$215,162,334	$215,162,334	$—	$—
Collective trust fund measured at net asset value [1]	19,174,252
Total investments, at fair value	$234,336,586

[1] Investments in the collective trust at December 31, 2025 and 2024 that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits. Participant transactions (purchases and sales) may occur daily. Redemption for the collective trust is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

Note 4 - Separate Account Guaranteed Interest Contract

The Plan has entered into a traditional fully benefit-responsive investment contract with Mass Mutual Retirement Services. The Separate Account Guaranteed Interest Contract ("SAGIC") maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the SAGIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is reviewed on a quarterly basis for resetting. The SAGIC does not allow the crediting interest rate below zero percent.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The SAGIC does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 6 - Income Tax Status

The Internal Revenue Service issued an opinion letter dated November 14, 2022, indicating that the volume submitter plan document adopted by the Plan, as then designed, was in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 8 - Related Party and Party-In-Interest Transactions

Certain Plan investments held during 2025 and 2024 were issued by MML Investors Services Inc., a subsidiary of Empower Retirement, the Plan’s third-party administrator. The Plan also invests in The GEO Group, Inc. common stock and therefore, these transactions qualify as related party and party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

Note 9 - Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term which could materially affect the amounts reported in the statements of net assets available for benefits.

THE GEO SAVE 401(K) PLAN

(Plan Employer Identification Number 65-0043078, Plan Number 001)

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of issue
	borrower, lessor or	Description of investment, including maturity date,	Cost	Current
	similar party	rate of interest, collateral, par or maturity value	**	value
		Separate account guaranteed interest contract:
*	MassMutual Retirement Services	Diversified Bond (at contract value)		$28,743,504
		Collective trust fund:
	Great Gray Trust Company	AB US Large Cap Growth Funds		19,229,850

		Mutual funds:
	Fidelity	Fidelity Freedom Index Retirement Fund		145,543
	Fidelity	Fidelity Freedom Index 2010 Fund		169,685
	Fidelity	Fidelity Freedom Index 2015 Fund		1,519,905
	Fidelity	Fidelity Freedom Index 2020 Fund		5,545,081
	Fidelity	Fidelity Freedom Index 2025 Fund		13,868,538
	Fidelity	Fidelity Freedom Index 2030 Fund		25,496,419
	Fidelity	Fidelity Freedom Index 2035 Fund		25,984,487
	Fidelity	Fidelity Freedom Index 2040 Fund		21,594,064
	Fidelity	Fidelity Freedom Index 2045 Fund		25,818,965
	Fidelity	Fidelity Freedom Index 2050 Fund		20,570,757
	Fidelity	Fidelity Freedom Index 2055 Fund		20,498,364
	Fidelity	Fidelity Freedom Index 2060 Fund		11,509,414
	Fidelity	Fidelity Freedom Index 2065 Fund		4,470,722
	Fidelity	Fidelity International Index Fund		4,679,900
	Fidelity	Fidelity Mid-Cap Index Fund		3,285,735
	Fidelity	Fidelity U.S. Bond Index Fund		3,998,687
	Metropolitan West	Total Return Bond Fund		343
	John Hancock	Bond Fund		4,123,067
	John Hancock	Disciplined Value Mid Cap Fund		3,415,190
*	MassMutual Retirement Services	Mid Cap Growth Fund		3,142,410
	MFS Investment Management	MFS Value Fund		6,128,633
*	MassMutual Retirement Services	Small Cap Growth Fund		2,213,166
	MFS Investment Management	MFS Int'l Intrinsic Value Fund		6,591,090
	Vanguard	Small Cap Index Fund		3,195,269
	Vanguard	Treasury Money Market Funds		1,279,353
	PIMCO	Income Fund		1,618,707
	Fidelity	Fidelity 500 Index Fund		28,740,674
	American Century	American Century Small Cap Value Fund		4,035,045
				253,639,213

*	The GEO Group, Inc.	Common Stock Fund		4,654,173

*		Notes receivable from participants, (interest rates from 4.25% to 9.50%, maturing no later than 2035)		14,679,433

		Total		$320,946,173

* Party-In-Interest as defined by ERISA

** Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group, Inc.

Date: June 26, 2026	/s/ Shayn P. March
Shayn P. March
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP